EXHIBIT 99.1

CHARTERED SEMICONDUCTOR MANUFACTURING LTD

-	RESULTS OF THE SIXTEENTH ANNUAL GENERAL MEETING HELD ON 29 APRIL 2004

Chartered Semiconductor Manufacturing Ltd (the “Company”) is pleased to inform that at its Sixteenth Annual General Meeting of shareholders held at 11.00 a.m. today, all resolutions relating to the following matters as set out in the Notice of Annual General Meeting dated 30 March 2004 were duly approved and passed by the shareholders :

1.	Adoption of the Audited Accounts and reports of Directors and Auditors for the year ended December 31, 2003;

2.	Re-election of the following Directors:

(a)	(i)	Mr Andre Borrel
	(ii)	Mr Tay Siew Choon
	(iii)	Mr Peter Seah Lim Huat

(b)	Mr Philip Tan Yuen Fah

3.	Re-appointment of Mr Charles E. Thompson and Mr Robert E. La Blanc as Directors;

4.	Re-appointment of KPMG as the Company’s Auditors;

5.	Approval of Directors’ fees of US$427,125;

6.	Approval of the Company’s Employee Share Purchase Plan 2004;

7.	Approval of the Company’s Share Purchase Plan 2004 for Employees of Silicon Manufacturing Partners Pte Ltd;

8(a).	Authority for the Directors to allot and issue shares in the capital of the Company;

8(b).	Authority for the Directors to create and issue securities; and

8(c).	Authority to offer and grant options and to allot and issue shares pursuant to the Company’s Share Option Plan 1999.

Submitted by:	Looi Lee Hwa Company Secretary